Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-291586

Prospectus Supplement No. 3
(To prospectus dated July 16, 2026)

20,621,250 Shares of Common Stock

This Prospectus Supplement No. 3 (this “Prospectus Supplement”) supplements the prospectus dated July 16, 2026 (the “Prospectus”) relating to the resale of up to 20,621,250 shares of common stock, par value $0.0001 per share, of Stewards, Inc. (formerly known as Favo Capital, Inc.) (the “Company,” “we,” “us,” or “our”) by the selling stockholders named in the Prospectus. These shares were issued to the selling stockholders pursuant to a Securities Purchase Agreement in connection with a private placement that closed on December 12, 2024 and July 30, 2025. The shares include 9,750,000 shares of common stock issued in the private placement, an additional 487,500 shares issued as a registration delay payment, and 10,383,750 shares issuable upon the exercise of warrants and pre-funded warrants issued in the same private placement.

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026 (the “August 10-Q”), which is set forth below. To the extent information in this Prospectus Supplement differs from, updates or conflicts with information contained in the Prospectus, the information in this Prospectus Supplement is the more current information.
This Prospectus Supplement should be read in conjunction with the Prospectus (including and any other prior prospectus supplements) and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto. Please keep this Prospectus Supplement with the Prospectus for future reference.

Our common stock has a multi-class voting structure. Each share of our Series B Preferred Stock is entitled to 50 votes on any matter brought before the voting shareholders of the Company, while each share of common stock is entitled to one vote. As a result, the holder of Series B Preferred Stock (currently Forfront Capital, LLC, an affiliate) controls the majority of the total voting power of the Company. This voting control is further reinforced by a Voting Agreement dated August 25, 2025, under which Forfront Capital, LLC has agreed to vote its Series B Preferred Stock in accordance with the direction of a majority vote of the Company’s founders (Vincent Napolitano, Shaun Quin, and Glen Steward), with the Company’s President holding an irrevocable proxy to vote the shares in accordance with the founders’ direction. This structure may limit the ability of holders of common stock to influence corporate matters.

We have a multi-class voting structure under which our Founders and affiliates collectively control approximately 87% of the total voting power of the Company. As a result, we would qualify as a “controlled company” under the rules of a national securities exchange or other eligible market if our common stock were to become listed or quoted on such market and applicable ownership thresholds were satisfied. We do not currently satisfy the listing standards of any national securities exchange, and there can be no assurance that our common stock will ever be listed on a national securities exchange or quoted on another eligible market. See “Potential Implications of Controlled Company Status” and “Description of Capital Stock” in the Prospectus, as well as “Risk Factors – Our potential controlled company status and the concentration of voting power among our Founders could limit your ability to influence corporate matters” for a more detailed discussion of our governance structure and the implications of concentrated voting control.

The selling stockholders will offer and sell the shares at a fixed price of $3.00 per share while our common stock continues to trade on the OTCID Market. In the event that our common stock were to become listed on a national securities exchange or becomes eligible for quotation on the OTCQB or OTCQX, the selling stockholders may sell shares at prevailing market prices, prices related to prevailing market prices, or negotiated prices, subject to applicable securities laws and market availability. See “Plan of Distribution” in the Prospectus for a more complete description of the ways in which the shares of common stock may be sold. We will not receive any proceeds from the sales of these shares by the selling stockholders. However, we may receive proceeds from the exercise of the warrants and pre-funded warrants if exercised for cash.

Our common stock is currently quoted on the OTCID Market operated by OTC Markets Group Inc. under the symbol “SWRD.” On July 14, 2026, the closing price of our common stock on the OTCID Market was $3.00 per share. Our common stock is currently very thinly traded, and an active, liquid trading market for our securities does not currently exist. As a result, investors purchasing shares in this offering may be unable to resell their shares at or near the offering price, or at all. This offering will proceed regardless of whether any such listing or quotation is obtained.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 The date of this Prospectus Supplement is August 19, 2026.